

September 27, 2011

Via E-mail
Mr. Franco Bernabè
Chairman and Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

> **Re:** **Telecom Italia S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 11, 2011**
> **File No. 1-13882**

Dear Bernabè:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Consolidated Financial Statements

Notes to consolidated financial statements

Note 3 – Business Combinations - Year 2010

Acquisition of control of Sofora Telecomunicaciones S.A., page F-32

1. Refer to the second and the sixth paragraphs of page F-33 and tell us how you determined the fair value of the options relinquished by Telecom Italia Group in order to gain control of Sofora Telecomunicaciones S.A. Address the impact of the orders issued by the Argentine Authorities, which prevented those call options from being exercised or transferred, on your fair value determinations. Tell us how you determined the control premium in this transaction.

2. Refer to the third and fourth of paragraphs of page F-33 and provide us details of the new shareholders agreement including, but not limited to, the rights that Wertheim group acquired to protect its investment. Explain to us the responsibilities conferred upon the Wertheim group for verifying commitments undertaken at the behest of Argentine Antitrust authorities. Addressing paragraph 13 of IAS 27 tell us your consideration of whether or not such Wertheim group rights and verification responsibilities affect Telecom Italia's control over Sofora Telecomunicaciones S.A. and the Telecom Argentine Group.

3. Tell us how these Wertheim group rights and verification responsibilities affected your determination of the fair value of the Sofora acquisition in accordance with paragraphs 37 and 38 of IFRS 3.

4. Further, we note the substantial difference in fair value attributed to Telecom Italia's original 50% stake in the Sofora group and the amount or (fair value) attributed to the remaining 42% non-controlling interest as disclosed in the table on page F-33.   Tell us how you determined the value of these two shareholder ownership tranches.

Note 27 – Contingent Liabilities, Other Information, Commitments and Guarantees

a) Contingent Liabilities

Telecom Italia Sparkle …. Investigation by the Rome Public Prosecutor's Office, page F-98

5. Regarding the Rome Public Prosecutor's Office investigation of persons associated with Telecom Italia Sparkle, unless it is remote that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please disclose an estimate of the financial effect of this litigation. If you are unable to quantify the financial effect, please explain to us the procedures you undertake to attempt to develop an estimate for disclosure, the specific factors that are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Application for Indictment of Telecom Italia S.P.A for an Administrative Offence pursuant to Legislative Decree 231/2001, page F-102

6. Refer to the third paragraph of page F-102. For the one case where a positive outcome is unlikely, tell us your consideration of whether the company was exposed to material loss in excess of the amount accrued as of December 31, 2010, which you describe on page F-102 as moderate.

Vodafone and others, pages F-102 and F-103

7. We note your disclosures regarding Vodafone, Eutelia and Voiceplus, Fastweb and
    Teleunit proceedings. Addressing paragraphs 14 through 26 of IAS 37, tell us in detail
    why you have not recognized a provision for these proceedings.

8. In addition, tell us in detail how you considered the disclosure requirements of paragraph
    86 of IAS 37. In your next periodic filing, please either disclose an estimate or if you are
    unable to quantify the financial effect, please explain to us the procedures you undertake
    to attempt to develop an estimate for disclosure, the specific factors that are causing the
    inability to estimate and when you expect those factors to be alleviated. Please include
    your proposed disclosures in your response.

General

9. We note the information set forth in your Form 20-F regarding your ownership interest in
    Cuba's ETECSA. We also note the information in your letters to us dated May 10, 2006
    and June 7, 2006 regarding your ownership interest in ETECSA and your roaming
    agreements with companies in Cuba, Iran, Sudan and Syria. We note information on
    your business unit Olivetti's website identifying locations in Iran which sell its office
    products and software, and we note from a 2010 Half Yearly Financial Report included
    in your Form 6-K filed October12, 2010 that Iran is part of Olivetti's Middle Eastern
    market. Finally, we are aware of news articles indicating that you are part of a
    consortium that owns the SEA-ME-WE-4 submarine cable which services Sudan and that
    SyriaTel buys some internet transit from you.

    As you know, Cuba, Iran, Sudan and Syria are designated by the U.S. Department of
    State as state sponsors of terrorism and are subject to U.S. economic sanctions and export
    controls. Please tell us about contacts with these countries since your prior letters,
    whether through affiliates, subsidiaries, resellers or other direct or indirect arrangements.
    For instance, we are aware of news articles indicating that Jacky's Distribution FZCO is
    an Olivetti distributor and that it has contacts with Iran; and that in 2009 you launched
    "Intelligent Antennas" with Nokia Siemens Networks which, according to its website,
    has locations in Iran, Syria and Sudan. Please tell us whether these companies sell or
    distribute your products or services in Iran, Syria or Sudan. Your response should
    describe any agreements, commercial arrangements, or other contacts you have had with
    the governments of Iran, Syria or Sudan, or entities controlled by these governments.

10. Please discuss the materiality of your contacts with Iran, Syria and Sudan described in
    response to the foregoing comment and whether those contacts constitute a material
    investment risk for your security holders. You should address materiality in quantitative
    terms, including the approximate dollar amounts of any associated revenues, assets, and
    liabilities for the last three fiscal years and the subsequent interim period. Also, address
    materiality in terms of qualitative factors that a reasonable investor would deem
    important in making an investment decision, including the potential impact of corporate

activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director